

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 3, 2009

Mr. Bruce D. Herman
Chief Financial Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, Georgia 31833

>   **Re: Knology, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>
>   **Form 10-Q for the quarterly period ended September 30, 2008**
>   **File No. 000-32647**

Dear Mr. Herman:

    We have reviewed your supplemental response letters dated January 9, 2009 and February 19, 2009 as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45
Valuation of Long-Lived Assets and Intangible Assets and Goodwill, page 46

1. We note your response to prior comment 1. To supplement your proposed disclosures, we believe that you should also:

    - Disclose a breakdown of your goodwill balance by reporting unit;
    - Using dollar amounts and/or percentages, quantify by how much the fair value of each reporting unit exceeded its carrying value at the most recent testing date;
    - Identify and discuss the assumptions that are more sensitive to change, such as uncertainties with respect to your weighted average cost of capital in this current economic environment; and

- Clarify that the reporting units listed in the table (on page 3 of your response) represent all of the reporting units with assigned goodwill.

2. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-12

2. We note your response to prior comment 2. Specifically, we note that you believe that there are relatively low regulatory barriers to entry in your acquired markets and that no values should be allocated to franchise rights in situations where the markets are highly competitive, including the markets that you acquired in each of your 2007 and 2008 acquisitions. Your response states that since you face significant competition from other cable providers, satellite video providers, telephone companies and the internet, your acquisition of these two entities was not to acquire the cable franchises, but rather the customers in these markets. As such, please explain to us in detail why you attributed very little value to the acquired customer base in each acquisition when compared to the total purchase price and amounts attributed to goodwill. Tell us in detail how fair value of the customer base was determined.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director